December 6, 2005

Michael Scimeca

mike.scimeca@hellerehrman.com

(650) 324-7072

Main (650) 324-7000

Fax (650) 324-6025

VIA EDGAR and FACSIMILE

(202) 773-9210

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

ATTENTION: Mr. Daniel Lee

Re:	Secure Computing Corporation Registration Statement
on Form S-4 (No. 333-128410)

Ladies and Gentlemen:

On behalf of Secure Computing Corporation (the “Company”) and as required by Rule 461(a) under the Securities Act of 1933, as amended, we hereby request that the effective date for the Registration Statement referred to above be accelerated to 5:00 p.m. Eastern Time on Wednesday, December 7, 2005, or as soon thereafter as practicable.

In addition, the Company acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael Scimeca

Michael Scimeca

cc:	Tim Steinkopf
Kyle Guse